Exhibit 23.1

KPMG LLP

Suite 2150

301 Main Street

Baton Rouge, LA 70801

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LHC Group, Inc.:

We consent to the use of our reports dated March 9, 2017, with respect to the consolidated balance sheets of LHC Group, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Baton Rouge, Louisiana

December 21, 2017

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.